FORM 6-K/A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December 2008
000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Translation of registrant’s name into English)
22nd Floor, Building No.1,
Capital A Partners, No.20 Gong Ti East Road,
Chaoyang District Beijing 100020,
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

The purpose of this amendment is to correct certain clerical errors in the Form 6-K which was filed on November 25, 2008. The earnings press release, attached as Exhibit 99.2 to the original Form 6-K filed on November 25, 2008, and as Exhibit 99.1 to this Form 6-K/A, has been corrected to reflect the correct amounts under the “Restricted cash” line item in Ninetowns Internet Technology Group Company Limited (the “Company”)’s consolidated balance sheets as of December 31, 2007 and June 30, 2008. Such figures were correctly disclosed in the Company’s press release dated November 20, 2008, but incorrectly disclosed in the Form 6-K filed on November 25, 2008 due to clerical error.
The Company does not intend to revise, update, amend or restate the information presented in any other items of the Form 6-K or reflect any events that have occurred after the submission of the Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
By:	/s/ Tommy S. L. Fork
	Name:	Tommy S. L. Fork
	Title:	Chief Financial Officer

Date: December 12, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated November 20, 2008, regarding the Company’s report of first half 2008 financial results